Kw 3/8

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sentinel Financial Services Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NATIONAL LIFE DRIVE
(No. and Street)

MONTPELIER (City) VERMONT (State) 05604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL D. DELLIPRISCOLI (802) 229-3141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

125 HIGH STREET (Address) BOSTON (City) MASSACHUSETTS (State) 02110 (Zip Code)

[redacted]

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13013875

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/9/13

OATH OR AFFIRMATION

I, MICHAEL D. DELLIPRISCOLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SENTINEL FINANCIAL SERVICES COMPANY, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Michael D. Dellipriscoli

Signature

SVP & CHIEF FINANCIAL OFFICER

Title

Crystal Dermody Waldo

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sentinel Financial Services Company

(A Vermont General Partnership)
Financial Statements with Supplementary Information
As of and for the Years Ended
December 31, 2012 and 2011

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Sentinel Financial Services Company

(A Vermont General Partnership)

Financial Statements with Supplementary Information

As of and for the Years Ended December 31, 2012 and 2011

Sentinel Financial Services Company
(A Vermont General Partnership)
Index
December 31, 2012 and 2011

Page(s)

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Independent Auditor's Report

To the Partners of
Sentinel Financial Services Company:

We have audited the accompanying financial statements of Sentinel Financial Services Company, which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of operations, changes in partners' capital, and cash flows for the years then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sentinel Financial Services Company at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. Schedule I, *Supplementary Information: Computation of Net Capital under Rule 15c3-1 of*

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the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

Boston, Ma
February 19, 2013

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Financial Condition
December 31, 2012 and 2011

	2012	2011
Assets		
Cash and cash equivalents	$ 18,567,275	$ 15,341,618
Distribution fees receivable	2,222,067	2,683,801
Deferred commissions, net of amortization	1,241,006	1,234,101
Prepaid expenses & other assets	442,054	351,962
Furniture and equipment, net of accumulated depreciation	71,893	100,438
Commissions receivable	25,670	13,954
Other receivables	35,056	3,121
Receivables from affiliates	16,737	-
Total assets	$ 22,621,758	$ 19,728,995
Liabilities		
Service fees payable	$ 1,782,585	$ 2,540,701
Accounts payable and accrued expenses	1,392,361	1,754,814
Payable to affiliates	1,297,731	1,475,523
Bonus commissions payable	489,339	1,593,287
Total liabilities	4,962,016	7,364,325
Partners' capital	17,659,742	12,364,670
Total liabilities and partners' capital	$ 22,621,758	$ 19,728,995

The accompanying notes are an integral part of these financial statements.

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Operations
Years Ended December 31, 2012 and 2011

	2012	2011
Revenues		
Distribution fee income	$ 29,808,433	$ 32,213,368
Commissions	3,318,862	5,021,428
Investment income	1,996	2,386
Total revenues	33,129,291	37,237,182
Operating expenses		
Service fees	24,369,293	26,049,565
Salaries and employee benefits	6,529,969	6,424,551
Bonus commissions	6,184,609	7,517,449
General and administrative	5,217,049	5,111,964
Marketing support	5,113,249	6,300,352
Amortization of deferred commissions	2,536,694	2,749,325
Commissions	1,883,356	3,456,420
Total operating expenses	51,834,219	57,609,626
Partners' net loss	$ (18,704,928)	$ (20,372,444)

The accompanying notes are an integral part of these financial statements.

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Changes in Partners' Capital
Years Ended December 31, 2012 and 2011

	SAMI [1]	SFSI [1]	Total
Balance, December 31, 2010	$ 107,412	$ 8,629,702	$ 8,737,114
Partners' net loss	(998,250)	(19,374,194)	(20,372,444)
Partners' contributions	1,176,000	22,824,000	24,000,000
Balance, December 31, 2011	$ 285,162	$ 12,079,508	$12,364,670
Partners' net loss	(916,541)	(17,788,387)	(18,704,928)
Partners' contributions	1,176,000	22,824,000	24,000,000
Balance, December 31, 2012	$ 544,621	$ 17,115,121	$17,659,742

[1] Sentinel Asset Management, Inc. ("SAMI") and Sentinel Financial Services, Inc. ("SFSI"), jointly referred to as Sentinel, are wholly-owned subsidiaries of NLV Financial Corporation ("NLVF") and SAMI, respectively.

The accompanying notes are an integral part of these financial statements.

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Cash Flows
Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities		
Partners' net loss	$(18,704,928)	$ (20,372,444)
Adjustments to reconcile Partners' net loss to net cash used in operating activities:		
Depreciation	34,528	90,180
Deferred commissions, net of amortization	(6,905)	300,720
Changes in assets and liabilities:		
Distribution fees receivable	461,734	298,712
Prepaid expenses & other assets	(90,092)	(62,116)
Commissions receivable	(11,716)	55,692
Other receivables	(31,935)	73,117
Receivables from affiliates	(16,737)	5,866
Service fees payable	(758,116)	(123,546)
Accounts payable and accrued expenses	(362,453)	547,646
Payable to affiliates	(177,792)	352,450
Bonus commissions payable	(1,103,948)	363,559
Net cash used in operating activities	(20,768,360)	(18,470,164)
Cash flows from investing activities		
Purchase of furniture and equipment	(5,983)	(32,478)
Cash flows from financing activities		
Contributions from partners	24,000,000	24,000,000
Net increase in cash and cash equivalents	3,225,657	5,497,358
Cash and cash equivalents		
Beginning of year	15,341,618	9,844,260
End of year	$ 18,567,275	$ 15,341,618

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Sentinel Financial Services Company (the "Company" or the "Partnership"), a Vermont General Partnership, was formed on December 11, 1992 and commenced operations on March 1, 1993. The Company is a registered broker-dealer in which the partners' capital is held by SAMI and SFSI. Pursuant to the Company's distribution agreement to serve as the principal underwriter of the Sentinel Group Funds, Inc. (the "Funds"), the Company earns fees from the distribution of shares of the Funds which are registered investment companies. The Company distributes such shares through affiliated and non-affiliated broker-dealers and registered representatives, some of whom are also insurance agents of National Life Insurance Company ("NLIC"), an affiliate of the Company. Commissions are earned on distribution of shares of the Funds.

Under the general partnership agreement dated March 1, 1993 and amended effective March 27, 1995 and December 30, 2005, each partner's share of profit or loss is based on ownership rates of 95.1% and 4.9% for SFSI and SAMI, respectively.

The Company is required to make quarterly distributions of its net operating cash flow as defined in the general partnership agreement within 90 days after the end of each calendar quarter. Although the agreement provides that the distribution may be an amount equal to the estimated total amount of taxes on income of the partner having the highest total rate of taxation, cash distributions are generally made to each partner in the same proportion as profit and losses of the Company are allocated to the partners. In the event there is no positive net operating cash flows during a calendar quarter, then distributions are not made to the partners.

In the event of liquidation, but after satisfaction of all partnership obligations, the Company will distribute the net proceeds from any sales of assets in the same ratio of profits and losses allocated to the partners for the six full months preceding the completion of sale.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). Preparing financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Certain reclassifications have been made to conform prior periods to the current year's presentation.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of funds on deposit and investments in money market mutual funds.

2. Significant Accounting Policies (continued)

Distribution Fees Receivable
This receivable represents those 12b-1 fees earned but not yet paid to the Company by the Sentinel Group Funds. (See the "Distribution Fee Income" section of this disclosure note for definition of "Distribution Fees".)

Deferred Commissions
Deferred commissions are commissions paid by the Company to broker-dealers on certain sales of mutual fund shares as outlined in the "Amortization of Deferred Commissions" description of this note. These commissions are recorded as deferred costs which are recovered by ongoing monthly distribution fees received from the Funds or through charges upon redemption of the shares by the shareholders. Deferred costs on outstanding shares are being amortized over the contingent deferred sales charges ("CDSC") period, for "A" shares, and over the CDSC period or until redemption, whichever is shorter for "C" shares.

Prepaid Expenses and Other Assets
Includes insurance, software maintenance, annual licensing fees, etc., and represents payments in advance of services rendered. These advance payments are then expensed as the expenses are incurred. Other assets include escrow deposits held by the Company to protect against overdraft positions.

Furniture and Equipment
Furniture and equipment is reported at depreciated cost. Assets are depreciated over their useful life using the straight-line method of depreciation. The table below outlines the useful life for each asset class.

Asset Class	Years
Equipment	3-5
Software	5
Furniture	7

Commissions Receivable
Comprised of receivables for CDSC revenue as well as a receivable for sales commission revenue retained by the Company from accounts where there is no specified agent.

Other Receivables
Other receivables include amounts due from the Funds for reimbursement of shareholder report expenses, securities in process receivables, and any other receivables.

Receivables from Affiliates
Includes charges paid by the Company for networking revenue sharing fees and Sub-Transfer Agent revenue sharing fees to be paid by affiliated companies.

2. Significant Accounting Policies (continued)

Service Fees Payable

Service Fees represent an incurred monthly accrual of the sales commission and service fees ("12b-1" fees) that are paid monthly, in arrears, as "Service Fees" to broker-dealers of record.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses includes actual and estimated expenses incurred, but not yet paid. These amounts includes accounts payable, audit and legal accruals, vacation accruals, and sales commission payables.

Payable to Affiliates

Consists of intercompany charges to NLIC, revenue sharing fees to Equity Services, Inc. ("ESI") and revenue sharing fees paid on behalf of Sentinel Administrative Services, Inc. ("SASI"). NLIC and ESI are wholly-owned subsidiaries of NLVF and SASI is a wholly-owned subsidiary of SAMI.

Bonus Commissions Payable

The accrual for compensation earned by the Company's sales personnel for their successful sales efforts.

Revenue and Expense Recognition

Customers' security transactions and the related commission income and expenses are recorded on a trade date basis.

Distribution Fee Income

Under the terms of an agreement with the Funds, the Company is reimbursed monthly for certain distribution expenses, dealer service fees and recovery of commissions paid and deferred by the Company under distribution plans pursuant to Rule 12b-1 of the Investment Company Act of 1940.

Commissions Revenue

Includes sales commission on fund share sales, CDSC on qualifying redemptions, and commissions earned on shareholder accounts where the Company acts as their broker-dealer. In addition, a CDSC is assessed when a customer redeems shares subject to a CDSC, as outlined in the prospectus and none of the waivers described in the prospectus apply. A portion of the commission revenue recognized by the Company is also paid by the Company as a commission expense to the broker-dealer initially responsible for the sale, commonly referred to as the broker-dealer of record. This commission expense is known as a dealer reallowance which varies based on the size and investment strategy of the mutual fund shares sold.

Investment Income

Sentinel Financial Services Company's excess cash is invested in money market funds which earn income distributions from the funds. The Company also earns interest income on certain cash accounts.

2. Significant Accounting Policies (continued)

Service Fees
Services fees represent the 12b-1 payment to broker-dealers of record on shareholder accounts to compensate for the ongoing costs of servicing the shareholder.

Bonus Commissions
Bonus commissions represents payments to the Company's sales personnel, compensating them for their successful sales efforts.

General and Administrative
These expenses represent costs to the Company incurred as a result of managing the company. These costs include recruiting and training, marketing, legal fees and licenses, depreciation, software maintenance, outsourced services, consulting services, printing and postage, travel, rent and other miscellaneous expenses. The marketing expenses included in general and administrative expenses are related to media advertising, creation of shareholder reports, sales conferences, and due diligence meetings. NLVF and its subsidiary, NLIC, provides the Company with occupancy, information technology, administrative services and access to its distribution network. The charges for these services and other shared services are determined by the NLVF expense sharing agreement and the allocation methodologies employed are applied uniformly across National Life Group and all of its affiliates, including the Company.

Salaries and Employee Benefits
Includes ongoing compensation, associated payroll taxes and annual incentive compensation paid to employees.

Marketing Support
Additional contractual payments to broker-dealers which are negotiated separately from the sales commissions and 12b-1 fees. These payments may include components of revenue sharing, marketing support, additional sales and service fees, and retention fees.

Amortization of Deferred Commissions
Certain sales of the Sentinel Group Funds, as detailed in the Prospectus, generate an advanced sales commission paid by the Company to the broker-dealer of record. The Company records this payment as a "Deferred Commissions, net of amortization" asset, which is then amortized over the CDSC period, for "A" & "D" shares, and over the CDSC period or until redemption, whichever is shorter for the "B" and "C" shares.

Income Taxes
In accordance with provisions of the Internal Revenue Code, the Company qualifies as a partnership for income tax purposes and no taxes are levied at the partnership level.

3. General and Administrative Expense

General and Administrative Expense is comprised of the following:

	For the Years Ended December 31, 2012	2011
Travel	$ 1,616,498	$ 1,436,271
Software maintenance contracts	636,538	598,622
Marketing, promotions & materials	545,317	497,859
Consulting	351,637	413,584
Advertising	471,906	412,249
Data systems	334,438	371,837
Printing, postage & supplies	400,188	303,126
Recruiting, licensing & training	193,297	218,677
Rent	138,770	169,766
Cost allocation	170,929	150,341
Legal fees	(311)	121,778
Depreciation	34,528	90,180
Other	323,314	327,674
	$ 5,217,049	$ 5,111,964

4. Net Capital and Reserve Information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires minimum "net capital" of the greater of $25,000 or 6 2/3% of "aggregate indebtedness," subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0. See Schedule I for the calculation of Aggregate indebtedness and Net capital. The terms of Rule 15c3-1 exclude certain assets from capital in the calculation of aggregate indebtedness, net capital, and the ratio of aggregate indebtedness to net capital which at December 31, 2012 are as follows:

Net Capital	$ 15,027,417
Aggregate indebtedness	4,962,016
Net capital requirement	330,801
Excess Net Capital	14,696,616
Percentage of aggregate indebtedness to net capital	33%

The Company's business is limited to only redeemable securities of registered investment companies and variable annuities. Accordingly, the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(1) of such rule.

5. Furniture and Equipment, net

Furniture and equipment owned by the Company at December 31, 2012 and 2011 comprise:

	2012	2011
Furniture and equipment	$ 1,196,275	$ 1,190,292
Accumulated depreciation	(1,124,382)	(1,089,854)
Net furniture and equipment	$ 71,893	$ 100,438

Depreciation expense for the years ended December 31, 2012 and 2011 was $34,528 and $90,180, respectively.

6. Related Party Transactions

Commissions and Distribution Fees Earned from the Sale of the Funds
Pursuant to the distribution agreement to serve as the principal underwriter for the Funds, the Company receives a sales charge (load) on the sales of the Funds' Class A-shares. During 2012 and 2011 the Company recognized $2,107,568 and $3,693,924, respectively, in commissions revenue from the sales of these shares. Commissions incurred on A-shares totaled $1,883,356 and $3,456,420 in 2012 and 2011, respectively. Commission receivable due from SASI (the designated transfer agent for the Funds) at December 31, 2012 and 2011 were $25,670 and $13,954, respectively. Commissions paid and deferred on class "A" and "C" shares totaled $2,543,600 and $2,448,605 in 2012 and 2011, respectively. These advanced commissions were paid to ESI and outside broker-dealers in the form of dealer reallowances. During 2012 and 2011, the Company recognized $257,969 and $387,742, respectively, from CDSC assessed upon redemption from the Funds' "A", "B", "C" and "D" shares, which are included in commissions revenue.

Under the terms of its distribution plans with the Funds, the Company recognized a combined $29,808,433 and $32,213,368 in 2012 and 2011, respectively, from the Funds for providing distribution and other services. Of these amounts, $24,369,293 and $26,049,565 in 2012 and 2011, respectively, represent service fee expense incurred from ESI and outside broker-dealers for services rendered. Amounts due to the Company from the Funds for 12b-1 fees at December 31, 2012 and 2011 are $2,222,067 and $2,683,801 respectively. Service fees payable by the Company at December 31, 2012 and 2011 were $1,782,585 and $2,540,701, respectively.

Allocated Expenses
Expenses allocated to the Company as per the NLVF expense sharing agreement were $170,929 and $150,341 for the years ended December 31, 2012 and 2011, respectively, and are included in the Company's general and administrative expenses. Payable to affiliates include $1,254,753 and $1,346,497 due to NLIC at December 31, 2012 and 2011, respectively, for such allocated costs as well as reimbursement due for direct

6. Related Party Transactions (continued)

charges paid by NLIC on behalf of the Company, including payroll and employee benefit costs.

The Company also shares employees and facilities with affiliated companies. The Company is billed for administrative, computer support, occupancy, and compliance charges. These charges, were $301,397 and $391,771 for the years ended December 31, 2012 and 2011, respectively. The amount payable to affiliates was $28,306 and $38,467 at December 31, 2012 and 2011, respectively.

The balance related to revenue sharing fees paid by the Company on behalf of SASI for the years ended December 31, 2012 and 2011 were $16,737 of a receivable and ($16,430) of a payable, respectively.

Marketing Support
Effective May 23, 2005 the Company and ESI executed an amendment to their Dealer Agreement with respect to the Funds. The Company agreed to pay additional fees to ESI, based on sales and assets under management, in exchange for the opportunity to provide education and marketing support. The marketing support fees for the years ended December 31, 2012 and 2011 were $434,853 and $481,003, respectively. The amount payable to ESI related to these fees were $36,051 and $106,205 for the years ended December 31, 2012 and 2011, respectively.

Partners' Contributions
Historically, the Company has experienced losses from operations. However, the Company has received sufficient equity contributions from its partners, SAMI and SFSI, to enable it to meet its contractual obligations as they become due. SAMI and SFSI have committed to continue these equity contributions, as necessary. SAMI and SFSI have made combined contributions of $24,000,000 to the Company during both years ended December 31, 2012 and 2011, respectively.

7. Contingencies

In the ordinary course of business, the nature of the Company's business subjects itself to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company.

8. Subsequent Events

On January 3, and February 12, 2013, the Company received a total of $4 million recapitalization from its partners, SAMI and SFSI, in accordance with the capital contribution plan.

The Company has evaluated events subsequent to December 31, 2012 and through the financial statement issuance date of February 19, 2013. The Company has not evaluated subsequent events after the issuance date for presentation in these financial statements.

Sentinel Financial Services Company
(a Vermont General Partnership)
Schedule I – Supplementary Information
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Net capital	
Total ownership equity	$ 17,659,742
Deduct	
Securities and/or other investments not readily marketable	13,372
Property, furniture and equipment, at cost-net of accumulated depreciation	71,893
Other assets	2,198,060
	2,283,325
Net capital before haircuts on securities positions and other deductions	15,376,417
Haircut on cash equivalents	349,000
Other deductions	-
Net capital	$ 15,027,417
Aggregate indebtedness	
Accounts payable, accrued liabilities, expenses and other	4,962,016
Total aggregate indebtedness	$ 4,962,016
Computation of basic net capital requirement	
Minimum net capital required (greater of $25,000 or 6 2/3% of aggregate indebtedness of $4,962,016)	$ 330,801
Excess net capital	$ 14,696,616
Net capital less 10% of aggregate indebtedness	$ 14,531,215
Percentage of aggregate indebtedness to net capital	33%

There were no material differences between the amounts presented above and the amounts reported on the Company's unaudited Focus Report as of December 31, 2012.

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To the Partners of Sentinel Financial Services Company:

In planning and performing our audit of the financial statements of Sentinel Financial Services Company (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

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A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 19, 2013

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